

05044351



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/26/04 (MM/DD/YY) AND ENDING 07/01/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShareBuilder Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th Ave NE
(No. and Street)

Bellevue (City) WA (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Greenshields CFO 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave, Ste 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of July 01, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DONNA CHRISTENSEN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 20, 2007

Donna Christensen
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Financial Statements and Supplemental Information

Fiscal Year Ended July 1, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (a wholly owned subsidiary of ShareBuilder Corporation) (the Company) as of July 1, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at July 1, 2005, and the results of its operations and its cash flows for the fiscal year then ended, in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

July 29, 2005

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Financial Condition

July 1, 2005

Assets	
Cash and cash equivalents	$ 7,654,305
Cash segregated under regulation	350,000
Receivables from clearing organizations	101,730
Receivables from customers	35,969
Accounts receivable	341,135
Securities owned	1,048,669
Prepaid expenses and other assets	572,451
Total assets	$10,104,259
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 293,513
Payables to customers	195,437
Accounts payable	1,045,028
Accrued liabilities	2,531,390
Payable to Parent	603,923
Deferred revenue	238,664
Total liabilities	4,907,955
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – None	–
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	23,748,481
Accumulated deficit	(18,552,177)
Total stockholder's equity	5,196,304
Total liabilities and stockholder's equity	$10,104,259

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Operations

Fiscal Year Ended July 1, 2005

Revenues:	
Commissions	$21,890,841
Subscription fee income	12,293,174
Interest income	197,682
Net trading income	46,268
Other income	2,180,728
Total revenues	36,608,693
Expenses:	
Compensation and benefits expense	9,291,158
Exchange and clearance fees	6,030,450
Communications and data processing	2,235,187
Sales and marketing	11,364,456
Professional fees	4,665,866
Occupancy	1,352,516
General and administrative	2,020,915
Total expenses	36,960,548
Net loss	$ (351,855)

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock		**Accumulated**	**Total Stockholder's**
	Shares	**Amount**	**Deficit**	**Equity**
Balance at June 26, 2004	1,000,000	$23,748,481	$(18,200,322)	$5,548,159
Net loss	–	–	**(351,855)**	**(351,855)**
Balance at July 1, 2005	**1,000,000**	**$23,748,481**	**$(18,552,177)**	**$5,196,304**

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Cash Flows

Fiscal Year Ended July 1, 2005

Operating activities	
Net loss	$ (351,855)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Provision for bad debts	60,188
Changes in operating assets and liabilities:	
Increase in cash segregated under regulations	(150,000)
Increase in receivables from clearing organizations	(38,168)
Increase in receivables from customers	(25,301)
Increase in accounts receivable	(120,601)
Increase in securities owned	(35,674)
Increase in prepaid expenses and other assets	(384,717)
Increase in securities sold, not yet purchased	178,330
Increase in payables to customers	173,490
Increase in accounts payable	298,647
Decrease in accrued liabilities	(352,395)
Increase in payable to Parent	77,604
Increase in deferred revenue	13,427
Net cash used in operating activities	(657,025)
Investing activity – decrease in restricted cash	862,552
Increase in cash and cash equivalents	205,527
Cash and cash equivalents, beginning of fiscal year	7,448,778
Cash and cash equivalents, end of fiscal year	$7,654,305
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 21,428

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Notes to Financial Statements

July 1, 2005

1. Organization and Nature of Business

ShareBuilder Securities Corporation (the Company), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation (the Parent).

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

2. Summary of Significant Accounting Policies

Financial Reporting Period

The Company's fiscal year ends on the Friday nearest to June 30th, resulting in a 52- or 53-week year. The fiscal year ended July 1, 2005 includes 53 weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, money market accounts, and investment accounts with financial institutions. Recorded amounts approximate fair value. The Company considers all cash deposits and highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

2. Summary of Significant Accounting Policies (continued)

Securities

Securities owned include odd lot and fractional shares of readily marketable common stock of portfolio investments retained when the Company purchases shares on behalf of customers and are reported on a settlement-date basis. Marketable securities owned are valued at fair value. Fair value is generally based on end-of-the-day quoted market prices. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net in the statement of operations.

Securities owned also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. The Company accounts for derivative instruments pursuant to Statement of Financial Accounting Standards (SFAS) No. 133 *Accounting for Derivative Instruments and Hedging Activities,* as amended, which requires that the stock index contracts be recorded on the statement of financial condition at fair value. The Company's derivative instruments do not qualify for hedge accounting and changes in fair value are reported in current period earnings

Securities sold, not yet purchased (sold short), represent the fair value of obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Receivables from and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on cash transactions.

Revenue Recognition

Revenues consist primarily of broker-dealer trade commissions and subscription fees. Commissions are recognized on a settlement-date basis, which is not materially different from a trade-date basis. Subscription fees, which consist of the monthly subscription fee charged to account holders for processing the program-specified number of transactions, are recognized on the first business day of the month to which the fee relates.

2. Summary of Significant Accounting Policies (continued)

Fees and Other Revenue

Fees and other revenue consist of money market 12b-1 fees, royalties, and other fees. These revenues are recognized as services are provided.

Income Taxes

The Company is included in the consolidated income tax return filed by the Parent. The Company computes and accounts for income taxes on a separate company basis and receives reimbursements from or pays the Parent for current income taxes computed on that basis. The Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits, which, more likely than not, based on current circumstances, are not expected to be realized.

Sales and Marketing

Sales and marketing expenses reflect the cost associated with customer acquisition and are expensed as incurred, and include advertising expense of $1,052,377 for the fiscal year ended July 1, 2005.

3. Cash Segregated Under Other Regulations and Restricted Cash

Cash in the amount of $350,000 at July 1, 2005 has been segregated in a special reserve bank account for the exclusive benefit of customers and secured in accordance with SEC Rule 15c3-3.

4. Receivables from Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship. Additionally, the Company's policy is to slightly overfund trades. An additional $29,434 was due to net overfunded trades at July 1, 2005.

5. Securities Owned and Securities Sold, Not Yet Purchased

At July 1, 2005, securities owned and securities sold, not yet purchased, include the following:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$1,044,189	$292,913
Stock index option contracts	4,480	600
	$1,048,669	$293,513

The Company recognized net trading losses on option contracts of $18,863 for the fiscal year ended July 1, 2005.

6. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities owned, and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At July 1, 2005 the Company had eight stock index call options of approximately $955,552 (notional amount), and eight stock index put options of approximately $955,552 (notional amount). Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the balance sheets and are indicative only of the position at July 1, 2005.

7. Related-Party Transactions

The Company shares certain resources and office space with the Parent and is charged a portion of salaries, benefits, accounting fees, office supplies, rent, depreciation, and other shared expenses based on proportionate usage during the fiscal year. Additionally, the Company entered into a License and Royalty Agreement (the License Agreement) with the Parent. The License Agreement provides for payments from the Company to the Parent for the Company's ongoing use of the software, technology, and trademarks generated and owned by the Parent. For the fiscal year ended July 1, 2005, these expenses were included in the statement of operations as follows:

Compensation and benefits expense	$ 660,684
General and administrative	1,096,914
Royalty Expense	2,727,751
	$4,485,349

Payable to Parent reflects amounts payable for operating expenses paid on the Company's behalf and for the License Agreement.

The Company's employees may participate in the stock option plan, the 401(k), and the profit sharing plan and other employee programs of the Parent. The Company contributed $201,983 on behalf of its employees to these plans during the fiscal year ended July 1, 2005, which is included in compensation and benefits expense.

Wells Fargo Bank (Wells Fargo) is a shareholder of and has a representative on the Board of Directors of the Parent. The Company uses Wells Fargo for substantially all of its banking and Automated Clearing House (ACH) needs as well as for a line-of-credit. Additionally, the Company has a marketing agreement with Wells Fargo for which it compensates Wells Fargo for marketing a co-branded version of ShareBuilder to its customers. During the fiscal year ended July 1, 2005, the Company incurred $890,453 of expenses related to banking fees and the co-brand agreement, of which $116,158 is payable at July 1, 2005.

In 2005, an executive from Symetra Financial Corporation (Symetra), was on the Board of Directors of the Parent. The Company has a marketing agreement with Symetra for which the Company compensates Symetra for marketing a co-branded version of ShareBuilder. During the year ended July 1, 2005, the Company incurred $6,832 of expense under this co-brand agreement.

8. Federal Income Taxes

The Company has a net deferred tax asset at July 1, 2005 of approximately $4.9 million that relates to temporary differences arising from operating loss carryforwards, prepaid expenses, and other accrued expenses. The net deferred tax asset has been completely offset by a valuation allowance, as realization of the tax benefit is not certain. During the fiscal year ended July 1, 2005, the valuation allowance increased by approximately $87,000.

For income tax reporting purposes, the Company has federal net operating loss carryforwards of approximately $12.8 million, which begin to expire in 2010. On a stand-alone basis, no income tax is due because the Company has a taxable net loss. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

9. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At July 1, 2005, the Company had net capital of $3,524,934 as defined, which was $3,240,638 in excess of its required minimum net capital of $284,296. The Company's ratio of aggregate indebtedness to net capital was 1.21 to 1 at July 1, 2005.

Supplemental Information

Schedule I

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Computation of Net Capital Under SEC Rule 15c3-1

July 1, 2005

Net capital:	
Total stockholder's equity	$5,196,304
Deductions and/or charges:	
Nonallowable assets:	
Aged accounts receivable	340,899
Allowance for doubtful accounts	236
Receivables from clearing organizations	72,292
Receivables from customers	12,208
Prepaid expenses and other	572,451
Petty cash	311
	998,397
Net capital before haircuts on securities positions	4,197,907
Haircuts on securities owned, marketable	672,973
Net capital	$3,524,934
Aggregate indebtedness:	
Accounts payable	$1,040,545
Accrued liabilities and other	3,573,982
Deduct: Adjustment based upon deposits in Special Reserve Bank Accounts	(350,000)
Total aggregate indebtedness	$4,264,527
Computation of basic net capital requirement:	
Minimum net capital requirement	$ 284,296
Excess net capital	$3,240,638
Ratio: Aggregate indebtedness to net capital	1.21 to 1
Reconciliation of unaudited net capital to audited net capital:	
Net capital, as reported in the Company's Part II (unaudited) Focus Report	$3,524,934
Add (subtract) audit adjustments	–
Net capital, audited	$3,524,934

Schedule II

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

July 1, 2005

Credit balances:	
Free credit balances and other credit balances in customer accounts	$198,645
Monies borrowed collateralized by securities carried for the accounts of customers	–
Customers' securities failed to receive	12,028
Credit balances in firm accounts which are attributable to principal sales to customers	292,913
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–
Market value of short security count differences over 30 calendar days	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	18,469
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	–
Total credits	$522,055
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$ 23,523
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than 30 calendar days	–
Margin required and on deposit with the options clearing corporation for all option contracts written or purchased in customer accounts	–
Aggregate debit items	23,523
Less: 30% (for alternative method)	–
Total 15c3-3 debits	$ 23,523
Reserve computation:	
Excess debits over credits	$ –
Excess credits over debits	$498,532
105% of excess of total credits over total debits	$523,458
Amount held on deposit in reserve bank accounts at year-end (beginning and ending reserve)	$350,000
Additional deposit into the reserve bank account made timely on July 6, 2005	$200,000
Total amount on deposit in reserve bank account at July 6, 2005	$550,000
Reconciliation of unaudited Reserve computation to audited Reserve computation:	
Reserve, as reported in the Company's Part II (unaudited) Focus Report	$523,458
Add (subtract) audit adjustments	–
	$523,458

Schedule III

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

July 1, 2005

There were no security positions required to be in possession or control that had not been reduced to possession or control in the proper time frame as of July 1, 2005.

Schedule IV

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under SEC Rule 15c3-3

July 1, 2005

No commodities or futures transactions occurred in customer accounts during the year ended July 1, 2005.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm on Internal Control as Required by SEC Rule 17a-5

Board of Directors
ShareBuilder Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of ShareBuilder Securities Corporation (a wholly owned subsidiary of ShareBuilder Corporation) (the Company) for the fiscal year ended July 1, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 1, 2005 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

July 29, 2005